

Mail Stop 3233

November 17, 2015

Via E-mail
Shimon Citron
Chief Executive Officer
EZTD, Inc.
6 Yehezkel Koifman Street
Tel-Aviv, Israel 68012

      Re: EZTD, Inc.
             Amendment No. 5 to Form 10-12G
             Filed November 12, 2015
             File No. 000-51255

Dear Mr. Citron:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Kim McManus

                                          Kim McManus
                                          Senior Attorney
                                          Office of Real Estate and
                                          Commodities